August 11, 2010

Mr. Lyn Shenk

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	The Walt Disney Company
File No. 001-11605 Form 10-K for the fiscal year ended October 3, 2009

Dear Mr. Shenk:

This letter responds to the comments contained in your letter dated June 7, 2010 with respect to The Walt Disney Company’s Annual Report on Form 10-K for the fiscal year ended October 3, 2009. The numbered items below correspond to the numbered comments in your letter with the text in bold repeating the SEC staff’s original comment. For convenience, the terms “Company”, “our” and “we” are used to refer to the parent company and the subsidiaries through which our various businesses are actually conducted.

Form 10-K: For the Year Ended October 3, 2009

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Business Segment Results

1.	We note your response to our prior comment 3. It appears that your concern with providing comparative disclosure in a tabular form stems from the degree of variability in the components year over year. Year over year variability is precisely what must be highlighted for investors in order for them to understand and analyze how future results may or may not be comparable. In view of the variability you indicate, we continue to believe that a comparative table for each segment that presents all major revenue and cost and expense components in arriving at segment operating income and associated segment results will be more transparent and informative to investors in understanding the results of your segments. For further guidance, refer to the first bullet in Section III.A of the staff’s release “Interpretations: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm. Please revise accordingly.

Company Response

We appreciate the Staff’s comment and are committed to providing investors with information that enhances a reader’s understanding of the Company’s financial condition and results of operation as included in Item 7 of the Company’s Annual Report on Form 10-K ( “MD&A”). In considering this comment we reviewed the manner in which we analyze the Company’s results of operations and the manner in which we report financial information both internally and externally in light of the requirements of Regulation S-K Item 303 as further addressed in Release No. 33-8350 Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (SEC MD&A Guidelines).

We believe the disclosures included in our MD&A meet the requirements of the SEC MD&A Guidelines because these disclosures provide investors with appropriate detail to understand the results of operations and highlight all material factors that cause changes in segment revenue, costs and expenses and operating income. However, we will continue to monitor the manner in which information is presented in future filings and, where necessary, provide additional information.

Item 8. Financial Statements and Supplementary Data

Note 1. Description of the Business and Segment Information

Segment Information, page 68

2.	We note your response to our prior comment 4. Please tell us in further detail information regarding the annual impairment test performed on the reporting units within the Interactive Media segment. Specifically, please tell us (i) the number of reporting units within the segment, (ii) when you expect this segment to be profitable and the basis for your expectation, (iii) the key assumptions that were used, (iv) your belief as to the reasonableness of the key assumptions given the actual history of the segment, particularly those concerning revenues in view of the decrease in revenue for the segment in 2009 compared to 2008 and the 14.9% decrease in revenue for the segment in the six months ended 2010 compared to 2009, (v) the degree by which estimated fair value exceeded carrying value, and (vi) the date of when the goodwill impairment test was performed.

Company Response

With respect to the specific questions noted above:

(i) In 2009 the Interactive Media segment included $583 million of goodwill and consisted of two reporting units (interactive games and online). In addition, three small businesses, aggregated with Interactive Media for segment reporting, collectively had goodwill totaling $25 million. As noted in our previous comment letter response, one of these small businesses was abandoned in fiscal 2009.

(ii) This segment consists primarily of early stage businesses in growth markets, which we entered with the anticipation that the profitability of the businesses would develop after a period of initial investment and that future profitability would more than recover the losses incurred during the initial investment period. In the interactive games business, which has not yet reached the scale necessary to achieve profitability, we plan to continue to increase our investment in internally developed and published games. In addition to better scale, the increased investment will generate further benefits as the Company can fully exploit Pixar intellectual property, (which until recently has been subject to a long-term licensing agreement), and establish additional successful game franchises. Successful game franchises allow us to develop and produce sequel titles which tend to achieve higher profits than original titles.

The online business continues to invest in the development of integrated technology to provide a connected Disney experience across multiple electronic distribution platforms, leverage our strong brands and exploit a range of new and rapidly emerging models that increase monetization. The online business is expanding its products and intellectual property to increase subscribers, website visitors and page views which will drive increased profits.

Based on these strategies, we continue to project that both of these businesses will achieve future profitability sufficient to recover our investments.

Our long range planning horizon covers a five-year period, and we project the Interactive Media segment to become profitable within this five-year horizon.

(iii) The fair values of the Interactive Media reporting units were estimated using an income approach (discounted cash flows). The assumptions used in developing the fair values are based on segment management’s best estimates of future cash flows which are driven by revenue growth rates in the teens over our planning horizon. These revenue growth estimates are consistent with external industry market research for the key markets in which the Interactive Media segment operates.

(iv) Interactive Media revenues fluctuate due to the timing and performance of video game titles, which are determined by several factors including the timing and commercial success of theatrical releases and cable programming broadcasts on which video games are based, timing and quality of competitors’ game releases and timing of holiday periods. As indicated in our Form 10-Q for the six months ended April 3, 2010, the decrease in revenue in the first half of 2010 primarily reflects the strong performance of game titles related to the High School Musical franchise which occurred largely in the first quarter of 2009 supported by the theatrical release of High School Musical 3: Senior Year. In the first quarter of 2010 we did not have a comparable theatrical release of a similar established successful franchise. Thus, we do not believe the revenue decline in the first quarter of 2010 is indicative of long-term projected results. Further, revenue for the second and third quarters of 2010 increased 20% and 74%, respectively, compared to the same periods in 2009, and segment operating income (loss) improved by 29% for the nine months ended July 3, 2010, as compared to 2009.

(v) For both of the reporting units in the Interactive Media segment, the fair value exceeded the carrying value by more than 40%.

(vi) The Company tests goodwill for impairment on an annual basis in the fourth quarter of its fiscal year and between annual tests if current events or circumstances require an interim impairment test. The impairment test was last performed in the fourth quarter of fiscal 2009.

Form 10-Q: For the Quarter Ended January 2, 2010

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 3. Acquisitions, page 9

3.	We note that the Company’s carrying value of its investment in the UTV group of $296 million continues to exceed the current trading value. Please tell us the basis for your belief that this investment was not further impaired as of April 3, 2010.

Company Response

The UTV Group is a key vehicle through which the Company is making a long-term strategic investment in the Indian media and entertainment market. When considering whether there was an impairment of our investment in the UTV Group as of April 3, 2010, we estimated its fair value using an income approach (discounted cash flow model). We believe the principal market for the disposition of this investment would be a privately negotiated transaction with another strategic investor and that participants in this market would value this investment using the income approach. Given the long term, strategic nature of the investment, we believe this valuation methodology, which is also consistent with how the Company initially evaluated its acquisition of the investment, more appropriately reflects its fair value than the price of individual shares traded on Indian stock exchanges.

As of April 3, 2010 the Company’s best estimate of the value of the investment using the income approach continued to support our carrying value.

We continue to monitor and assess our investment in the UTV Group to determine if additional impairment should be recognized.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (818) 560-5054 should you wish to discuss the contents of this letter.

Sincerely,

/s/ Brent A. Woodford
Brent A. Woodford
Senior Vice President, Planning & Control

cc:	Robert A. Iger, President and Chief Executive Officer
James A. Rasulo, Senior Executive Vice President and Chief Financial Officer

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